Exhibit 99.1

UNDERWRITING AGREEMENT

October 12, 2022

Cameco Corporation

2121-11th Street West

Saskatoon, Saskatchewan

S7M 1J3

Ladies and Gentlemen:

The undersigned, CIBC World Markets Inc. and Goldman Sachs & Co. LLC (collectively, the “Joint Bookrunners”), together with the underwriters listed in Section 20(a) (collectively with the Joint Bookrunners, the “Underwriters”, and each individually, an “Underwriter”), understand that Cameco Corporation (the “Company”) proposes to issue and sell to the Underwriters 29,615,000 common shares of the Company (the “Firm Shares”) on a “bought deal” basis, which Firm Shares and any Optional Shares (as defined below) shall have the material attributes described in and contemplated by the Offering Documents (as defined below).

The common shares of the Company are hereinafter referred to as the “Common Shares.”

The Company meets the requirements under the Securities Act (Saskatchewan) and the securities legislation applicable in each of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Ontario, Québec, Northwest Territories, Nunavut and Yukon (collectively with Saskatchewan, the “Canadian Qualifying Jurisdictions”) and applicable Canadian Securities Laws (as defined below), including the rules and procedures established pursuant to NI 44-101 (as defined below), NI 44-102 (as defined below) and the WKSI Blanket Orders (as defined below) (collectively, the “Shelf Procedures”), for the distribution of securities in the Canadian Qualifying Jurisdictions pursuant to the Canadian Base Prospectus (as defined below). The Company has prepared and filed (in the English and French languages, as appropriate) with the Canadian Securities Regulators (as defined below) in the Canadian Qualifying Jurisdictions (i) a final short form base shelf prospectus of the Company dated September 26, 2022 (together with all of the documents incorporated therein by reference, the “Canadian Base Prospectus”), relating to the distribution of up to US$1,500,000,000 aggregate initial offering amount of Common Shares, first preferred shares, second preferred shares, debt securities, warrants and subscription receipts and units of the Company (the “Shelf Securities”) and (ii) a preliminary short form prospectus supplement dated October 11, 2022 relating to the distribution of the Shares (together with the Canadian Base Prospectus and all of the documents incorporated therein by reference, the “Canadian Preliminary Prospectus”).

The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act (as defined below). The Company has prepared and filed with the SEC (as defined below) pursuant to the MJDS (as defined below) a Registration Statement on Form F-10 (File No. 333-267625) in respect of the Shelf Securities and has filed an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) with the SEC in conjunction with the filing of such registration statement (such registration statement, including the Canadian Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC and including the exhibits to such registration statement and all documents incorporated by reference in the prospectus contained therein are hereinafter referred to collectively as the “Registration Statement”); the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the registration statement became effective, including all documents incorporated therein by reference, is hereinafter referred to as the “U.S. Base Prospectus”; the U.S. preliminary prospectus supplement dated October 11, 2022 relating to the distribution of the Shares filed with the SEC pursuant to General Instruction II.L of Form F-10 under the U.S. Securities Act (which consists of the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (as defined below)), including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Preliminary Prospectus” (and the U.S. Preliminary Prospectus together with the Canadian Preliminary Prospectus, the “Preliminary Offering Documents”).

The Company is prepared to file (in the English and French languages, as appropriate) a prospectus supplement to the Canadian Base Prospectus, and all necessary related documents, in order to qualify the Shares for distribution in each of the Canadian Qualifying Jurisdictions (together with the Canadian Base Prospectus and all of the documents incorporated therein by reference, the “Canadian Final Prospectus”). Pursuant to General Instruction II.L of Form F-10, the Company is also prepared to file with the SEC the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (such prospectus supplement, including all documents incorporated therein by reference, together with the U.S. Base Prospectus, is hereinafter referred to as the “U.S. Final Prospectus”). “Final Offering Documents” means the Canadian Final Prospectus and U.S. Final Prospectus.

As used herein, the “Applicable Time” means 5:27 p.m. (New York City time) on October 11, 2022. As used herein, a “free writing prospectus” has the meaning set forth in Rule 405 under the U.S. Securities Act, and a “Time of Sale Prospectus” means the U.S. Preliminary Prospectus together with the information and the free writing prospectuses, if any, identified in Schedule B hereto, and “road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the U.S. Securities Act that has been made available without restriction to any person and that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act) (each such road show, a “Road Show”).

As used herein, the terms “Registration Statement,” “Preliminary Offering Documents,” “Time of Sale Prospectus” and “Final Offering Documents” shall include the documents incorporated or deemed to be incorporated by reference therein (the “Incorporated Documents”), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement the Underwriters, severally and not jointly or jointly and severally, on the basis of the percentages set forth in Section 20 of this Agreement (and subject to such adjustments to eliminate fractional shares as the Joint Bookrunners may determine), agree to purchase from the Company, and the Company, by its acceptance hereof, agrees to issue and sell to the Underwriters, all but not less than all of the Firm Shares, in each case, at the Closing Time (as defined below) at a price of US$21.95 per share (the “Purchase Price”).

By acceptance of this Agreement, the Company hereby grants to the Underwriters an unassignable right (the “Option”) to purchase, severally and not jointly or jointly and severally, up to an aggregate of 4,442,250 additional Common Shares of the Company (the “Optional Shares”) from the Company at the Option Closing Time (as defined below) at a purchase price per share equal to the Purchase Price and otherwise on the same basis as the purchase of the Firm Shares. The Joint Bookrunners, on behalf of the Underwriters, may elect to exercise the Option in whole or from time to time in part by providing written notice (an “Exercise Notice”) to the Company not later than the 30th day after the Closing Date (as defined below), which Exercise Notice shall specify the number of Optional Shares to be purchased by the Underwriters and the date on which such Optional Shares are to be purchased (the “Option Closing Date”). Such date may be the same as the Closing Date but not earlier than the Closing Date and shall be at least two Business Days (as defined below) (or such shorter time as agreed to by the Company and the Joint Bookrunners), but not more than five Business Days, after the date on which the Exercise Notice is delivered to the Company. If any Optional Shares are purchased, each Underwriter agrees, severally and not jointly or jointly and severally, to purchase such portion of Optional Shares (subject to such adjustments to eliminate fractional shares as the Joint Bookrunners may determine) as is set out in Section 20 of this Agreement opposite the name of such Underwriter.

The Firm Shares and the Optional Shares are hereinafter collectively referred to as the “Shares.”

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

1.	Definitions

In this Agreement:

“Acquisition” means the acquisition of WEC via the acquisition by Cameco and Brookfield of 49.0% and 51.0%, respectively, of the equity interest in the acquisition entity, as provided for in the Acquisition Agreement;

“Acquisition Agreement” means the Equity Purchase Agreement, dated October 11, 2022, among Watt New Aggregator L.P., Brookfield WEC Aggregator LP, Brookfield Capital Partners (Bermuda) Ltd., Watt Aggregator L.P. (solely with respect to the sections specified in the preamble thereto), the Company (solely with respect to the sections specified in the preamble thereto) and Brookfield Business Partners L.P. (solely with respect to the sections specified in the preamble thereto);

“Acquisition Summary Financial Information” means, collectively, the summarized financial information as to the assets, liabilities and results of operations of WEC for years ended December 31, 2021, 2020 and 2019 and the twelve months ended June 30, 2022, in each case as required by sections 8.6(b)(i) and (c)(ii) of NI 51-102 and included in the Offering Documents;

“affiliate” has the meaning given to such term in National Instrument 45-106 Prospectus Exemptions;

“Agreement” means this underwriting agreement, as it may be amended;

“Applicable Securities Laws” means all applicable Canadian Securities Laws and U.S. Securities Laws;

“Applicable Time” has the meaning given above;

“Audited Financial Statements” means the audited consolidated financial statements of the Company for the years ended December 31, 2021 and 2020, together with the related auditors’ reports thereon and the notes thereto, incorporated by reference into the Offering Documents;

“Beneficiaries” has the meaning given in Section 17(e);

“Brookfield” means Brookfield Renewable Partners L.P., together with its institutional investors that are parties to the Acquisition Agreement;

“Business Day” means any day on which each of NYSE and the TSX is open for trading;

“Canadian Base Prospectus” has the meaning given above;

“Canadian Final Prospectus” has the meaning given above;

“Canadian Offering Documents” means, collectively, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, and any amendment or supplement thereto;

“Canadian Preliminary Prospectus” has the meaning given above;

“Canadian Qualifying Jurisdictions” has the meaning given above;

“Canadian Securities Laws” means all applicable securities laws in each of the Canadian Qualifying Jurisdictions and the respective rules, regulations, instruments, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements, discretionary orders, and notices of the Canadian Securities Regulators;

“Canadian Securities Regulators” means the applicable securities commissions and securities regulatory authorities in the Canadian Qualifying Jurisdictions;

“CDS” has the meaning given in Section 12;

“Closing” means the completion of the issue and sale by the Company and the purchase by the Underwriters of the Firm Shares pursuant to this Agreement;

“Closing Date” means October 17, 2022 or such other date as the Company and the Underwriters may agree upon in writing, or as may be changed pursuant to this Agreement, but in any event shall not be later than October 19, 2022;

“Closing Time” means 8:00 a.m. (New York City time) on the Closing Date;

“Common Shares” has the meaning given above;

“Company” has the meaning given above;

“comparables” has the meaning given in NI 41-101;

“distribution” has the meaning given in the Securities Act (Saskatchewan);

“DTC” has the meaning given in Section 12;

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis and Retrieval System;

“Exercise Notice” has the meaning given above;

“Final Offering Documents” has the meaning given above;

“Financial Information” has the meaning given in Section 5(b)(i);

“Financial Statements” means the Audited Financial Statements and the Interim Financial Statements;

“FINRA” means the Financial Industry Regulatory Authority, Inc.;

“Firm Shares” has the meaning given above;

“Form F-X” has the meaning given above;

“free writing prospectus” has the meaning given above;

“IFRS” has the meaning given in Section 7(c);

“Incorporated Documents” has the meaning given above;

“Indemnified Party” has the meaning given in Section 16(c);

“Indemnifying Party” has the meaning given in Section 16(c);

“Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2022 and 2021, together with the notes thereto, incorporated by reference into the Offering Documents;

“Joint Bookrunners” has the meaning given above;

“limited-use version” has the meaning given in NI 41-101;

“marketing materials” has the meaning given in NI 41-101;

“material change” has the meaning given in the Securities Act (Ontario);

“Material Corporate Entity” means Cameco Europe Ltd.;

“misrepresentation” means a misrepresentation for the purposes of applicable Canadian Securities Laws;

“MI 11-102” means Multilateral Instrument 11-102 – Passport System;

“MJDS” means the Canada/United States Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Regulators and the SEC;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“notice” has the meaning given in Section 25;

“NYSE” means the New York Stock Exchange;

“Offering” means the offering and sale of the Shares to the Underwriters pursuant to the terms of this Agreement;

“Offering Document Amendment” means any amendment or supplement to any Offering Document pursuant to this Agreement; all references in this Agreement to amendments or supplements any Offering Document shall be deemed to mean and include the filing of any document under applicable Securities Laws that is deemed to be incorporated by reference in such Offering Document;

“Offering Documents” means the Registration Statement, the Preliminary Offering Documents, the Time of Sale Prospectus, the Final Offering Documents and any Offering Document Amendment;

“Option” has the meaning given above;

“Option Closing Date” has the meaning given above;

“Option Closing Time” means 8:00 a.m. (New York City time) on the Option Closing Date;

“Optional Shares” has the meaning given above;

“Passport System” means MI 11-102 and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“person” includes any individual, sole proprietorship, limited or general partnership or general partner acting on behalf thereof, firm, entity, unincorporated association or organization, trust or trustee acting on behalf thereof, body corporate, company, limited or unlimited liability company or governmental authority and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Preliminary Offering Documents” has the meaning given above;

“provide” or “provided”, in the context of sending or making available marketing materials to a potential purchaser of Shares, has the meaning given in NI 41-101;

“Purchase Price” has the meaning given above;

“Registration Statement” has the meaning given above;

“Restricted Period” has the meaning given in Section 8(j);

“Road Show” has the meaning given above;

“SEC” means the United States Securities and Exchange Commission;

“Selling Firm” has the meaning given in Section 3(a);

“Shares” has the meaning given above;

“Shelf Information” means, collectively, the information included in the Canadian Final Prospectus that is permitted under the Shelf Procedures to be omitted from the Canadian Base Prospectus for which receipts or other evidences of acceptance have been obtained but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of and by virtue of the Canadian Final Prospectus;

“Shelf Procedures” has the meaning given above;

“subsidiary” has the meaning given to such term in National Instrument 45-106 Prospectus Exemptions;

“template version” has the meaning given in NI 41-101 and includes any revised template version of marketing materials as contemplated in NI 41-101;

“Terminating Underwriter(s)” has the meaning given in Section 15(a);

“Time of Sale Prospectus” has the meaning given above.

“TSX” means The Toronto Stock Exchange;

“Underwriter” and “Underwriters” have the respective meanings given to them above;

“Underwriters’ Information” means information and statements relating solely to the Underwriters which have been provided by the Underwriters through the Joint Bookrunners to the Company in writing specifically for use in the Offering Documents, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information: the sixth and sixteenth paragraphs in the section titled “Plan of Distribution”;

“Underwriting Fee” has the meaning given in Section 11;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Final Prospectus” has the meaning given above;

“U.S. Preliminary Prospectus” has the meaning given above;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means United States federal and state securities laws, including, but not limited to, the U.S. Exchange Act and the U.S. Securities Act;

“WEC” means Westinghouse Electric Company; and

“WKSI Blanket Orders” means General Order 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers of the Securities Division of the Financial and Consumer Affairs Authority of Saskatchewan, together with the equivalent local blanket orders in the other Canadian Qualifying Jurisdictions.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “Sections,” “paragraphs” and “clauses” are to the appropriate section, paragraph or clause of this Agreement.

All references to dollars or “$” are to United States dollars unless otherwise expressed.

2.	Compliance with Securities Laws; Due Diligence

The Company covenants with the Underwriters that the Company will, no later than October 13, 2022 (i) file (in the English and French languages, as appropriate) the Canadian Final Prospectus including the Shelf Information in a form approved by the Underwriters, acting reasonably, in accordance with the Passport System with the Saskatchewan Financial Services Commission (in its capacity as the principal regulator under the Passport System) and with the Canadian Securities Regulators in each of the other Canadian Qualifying Jurisdictions and (ii) file the U.S. Final Prospectus in a form approved by the Underwriters, acting reasonably, with the SEC on EDGAR. The Company will promptly fulfill and comply with, to the satisfaction of the Underwriters, acting reasonably, the Canadian Securities Laws and the U.S. Securities Laws required to be fulfilled or complied with by the Company to enable the Shares to be lawfully distributed to the public in the Canadian Qualifying Jurisdictions, the United States and such other jurisdictions through the Underwriters or their respective affiliates or any other investment dealers or brokers duly registered in such jurisdictions as contemplated herein, provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in any jurisdiction in which it is not otherwise so subject. During the period of the distribution of the Shares, the Company shall cooperate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve the form and content of, the Final Offering Documents and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws as underwriters and, in the case of the Canadian Final Prospectus and any Offering Document Amendment (if applicable), to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters.

3.	Restrictions on Sale

(a)	The Company agrees that the Underwriters will be permitted to appoint, at their sole expense, other registered dealers as their agents to assist in the distribution of the Shares.

(b)

The Underwriters shall, and shall require any dealer assisting in the distribution, other than the Underwriters, with which the Underwriters have a contractual relationship in respect of the distribution of the Shares (each, a “Selling Firm”) to agree to, comply with applicable Canadian Securities Laws in connection with the distribution of the Shares in the Canadian Qualifying Jurisdictions and the provision of any marketing materials or standard term sheets (as defined in NI 41-101) relating to the distribution of the Shares. Each Underwriter, severally and not jointly, agrees that it has not made and will not make use of any materials that would constitute marketing materials relating to the Offering except marketing materials identified in Schedule B or marketing materials prepared in accordance with the terms and conditions hereunder.

(c)

Notwithstanding the foregoing, the Company acknowledges and agrees that the Underwriters are acting severally and not jointly or jointly and severally in performing their respective obligations under this Agreement (including obligations under any Schedules to this Agreement) and no Underwriter will be liable for any breach by another Underwriter or Selling Firm appointed by another Underwriter.

(d)

For the purposes of this Section 3, the Underwriters shall be entitled to assume that: (i) the Company’s representations and warranties made herein are and will remain true and correct, and that the Company has complied and will continue to comply with all covenants herein, until the completion of the distribution of the Shares and (ii) the offer and sale of the Shares is qualified for distribution in (a)

the United States pursuant to the U.S. Securities Act and (b) in any Canadian Qualifying Jurisdiction where: (x) a receipt for the Canadian Base Prospectus has been obtained from the applicable Canadian Securities Regulator and (y) the Canadian Preliminary Prospectus has been prepared and filed (in the English and French languages, as appropriate) with the Canadian Securities Regulators.

(e)

The Company acknowledges that the Underwriters may offer the Shares for sale to the public at a price less than the Purchase Price after the Underwriters have made reasonable efforts to sell the Shares at the Purchase Price, but for greater certainty, any sales of Shares at a price less than the Purchase Price by the Underwriters shall not decrease the net proceeds payable to the Company for the Shares.

(f)

In connection with the distribution of the Shares, the Underwriters and Selling Firms may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market in compliance with Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued at any time.

4.	Marketing Materials

(a)	In connection with the distribution of the Shares:

(i)

the Company shall prepare, in consultation with the Joint Bookrunners, and approve in writing, prior to the time the marketing materials are provided to potential investors, a template version of the marketing materials reasonably requested to be provided by the Underwriters to any potential investor; such marketing materials shall comply with Applicable Securities Laws and be acceptable in form and substance to the Underwriters, acting reasonably, and such template version shall be approved in writing by the Joint Bookrunners, on behalf of all of the Underwriters, and the Company, prior to the time the marketing materials are provided to potential investors;

(ii)

if required by Canadian Securities Laws, the Company shall file or deliver, as the case may be, (in the English and French languages, as appropriate) the template version of the marketing materials referred to in paragraph 4(a)(i) above, with the Canadian Securities Regulators as soon as reasonably practicable after the template version of the marketing materials is so approved in writing by the Company and by the Joint Bookrunners, on behalf of all of the Underwriters, and in any event on or before the day the marketing materials are first provided to any potential investor and the Joint Bookrunners confirm that they have informed or will inform, as the case may be, the Company of the date on which such marketing materials were provided or are first provided, as the case may be, to potential investors; and

(iii)

the Company shall redact any comparables from the template version of the marketing materials in accordance with NI 44-102 prior to filing such template version with the Canadian Securities Regulators and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Regulators by the Company as required by Canadian Securities Laws.

Following the approvals and any applicable filings set forth in the foregoing paragraphs, the Underwriters may provide a limited-use version of the marketing materials to potential investors to the extent permitted by Canadian Securities Laws.

(b)

The Company shall prepare and file or deliver, as the case may be (in the English and French languages, as appropriate), a revised template version of any marketing materials provided to potential investors in connection with the Offering, and the foregoing paragraphs shall also apply to such revised template version.

(c)	During the period of distribution of the Shares, the Company and the Underwriters, severally and not jointly, covenant and agree:

(i)	to comply with Canadian Securities Laws in connection with the use of marketing materials;

(ii)

not to provide any potential investor with: (i) any marketing materials other than such marketing materials for which the template versions thereof have been approved by the Company and the Joint Bookrunners, on behalf of all of the Underwriters, and have been or will be filed or delivered (in the English and French languages, as appropriate), as the case may be, by the Company with the Canadian Securities Regulators on or before the day such marketing materials are first provided to any potential investor, or (ii) any standard term sheet (as defined in NI 41-101) relating to the distribution of the Shares other than such standard term sheets approved in writing by the Company and the Joint Bookrunners, on behalf of all of the Underwriters; and

(iii)

without the written approval of the Company and the Joint Bookrunners, as applicable, acting reasonably, not to provide any information to potential investors with respect to the Company or the Shares other than (i) as set forth in this Agreement, the Offering Documents, and any marketing materials or standard term sheets approved in writing by the Joint Bookrunners and the Company in accordance with Section 4, or (ii) as otherwise permitted or required by applicable laws.

5.	Delivery of Documents

(a)

On or prior to the time of filing of the Canadian Final Prospectus, the Company shall deliver to each of the Underwriters (except to the extent such documents have been previously delivered to the Underwriters):

(i)

copies of each of the Canadian Base Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus (in the English and French languages, as appropriate), signed and certified by the Company, as applicable, as required by Canadian Securities Laws in the Canadian Qualifying Jurisdictions;

(ii)

copies of any other document required to be filed or delivered (in the English and French languages, as appropriate) by the Company under Canadian Securities Laws, including without limitation any marketing materials and template versions thereof; and

(iii)

a copy of the letter from the TSX advising the Company that conditional approval of the listing of the Shares has been granted by the TSX, subject to the satisfaction by the Company of the customary conditions set out therein.

(b)	The Company shall also deliver or cause to be delivered to the Underwriters:

(i)

appropriate legal opinions of its Québec counsel addressed to the Underwriters, acceptable in all reasonable respects to the Underwriters’ counsel dated and delivered on the date of the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Offering Document Amendment (if applicable), to the effect that except for (i) the Acquisition Summary Financial Information and (ii) the other selected financial information, management’s discussion and analysis of financial condition and results of operations and supplementary data, notes to financial statements and auditors’ reports contained in the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Offering Document Amendment (if applicable) (the information in this clause (ii), collectively, the “Financial Information”), the French language version of the Canadian Preliminary Prospectus, the French language version of the Canadian Final Prospectus, the French language version of any Offering Document Amendment (if applicable), the French language version of any documents incorporated by reference therein and the French language version of any marketing material, is in all material respects a complete and proper translation of the English language versions thereof; and

(ii)

by KPMG LLP, an opinion addressed to the Underwriters dated and delivered on the date of the Canadian Preliminary Prospectus, the Canadian Final Prospectus and any Offering Document Amendment (if applicable), to the effect that the French version of each of the Financial Information and the Acquisition Summary Information is in all material respects a complete and proper translation of the English language version thereof, respectively.

(c)	The Company covenants with each Underwriter as follows:

(i)

to furnish to each Joint Active Bookrunner, upon reasonable request and without charge, and deliver to each other Underwriter a conformed copy of, the Registration Statement (without exhibits thereto);

(ii)

to furnish to each Underwriter in such cities as they may as they reasonably request, without charge, prior to 10:00 a.m., New York City time, on the business day next succeeding the date of this Agreement and during the period mentioned in Section 5(d), 5(e) or 5(f) below, as many copies of the Time of Sale Prospectus, the Final Offering Documents and any supplements and amendments thereto or to the Registration Statement as they may reasonably request;

(iii)

before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Final Offering Documents to furnish to the Joint Bookrunners a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which the Joint Bookrunners reasonably object in a timely manner, and to file (A) the Canadian Final Prospectus with the Canadian Securities Regulators in accordance with the Shelf Procedures not later than the applicable Canadian Securities Regulator’s close of business on the business day following the execution and delivery of this Agreement and (B) the U.S. Final Prospectus with the SEC within the applicable period specified in General Instruction II.L. of Form F-10 under the U.S. Securities Act; and

(iv)

to furnish to the Joint Bookrunners a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which the Joint Bookrunners reasonably object in a timely manner.

(d)

In the event that the Company is required by Canadian Securities Laws to prepare and file an Offering Document Amendment, the Company shall prepare and deliver promptly to the Underwriters signed and certified copies (if applicable) of such Offering Document Amendment in the English language only. Concurrently with the delivery of any such Offering Document Amendment, the Company shall deliver to the Underwriters, with respect to such Offering Document Amendment, applicable documents similar to those referred to in Section 5(a) and Section 14(b).

(e)

If the Time of Sale Prospectus is being used in the United States to solicit offers to buy the Shares at a time when the U.S. Final Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, based upon the reasonable advice of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, the Company covenants to forthwith prepare, file with the SEC and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.

(f)

If, during such period after the first date of the Offering as in the reasonable opinion of counsel for the Underwriters either of the Final Offering Documents (or in lieu thereof the notice referred to in Rule 173(a) under the U.S. Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Final Offering Documents (or one of them) in order to make the statements therein, in the light of the circumstances when the Final Offering Documents (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the U.S. Securities Act) is delivered to a purchaser, not misleading, or if, in the reasonable opinion of counsel for the Underwriters, it is necessary to amend or supplement the Final Offering Documents (or one of them) to comply with applicable law, forthwith to prepare, file with the Canadian Securities Regulators and the SEC and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses the Joint Bookrunners will furnish to the Company) to which Shares may have been sold by the Joint Bookrunners on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Final Offering Documents (or one of them) so that the statements in the Final Offering Documents as so amended or supplemented will not, in the light of the circumstances when the Final Offering Documents (or one of them) (or in lieu thereof the notice referred to in Rule 173(a) under the U.S. Securities Act) is delivered to a purchaser, be misleading or so that the Final Offering Documents, as amended or supplemented, will comply with applicable law.

6.	Representations as to the Offering Documents

(a)	The Company represents and warrants to the Underwriters as of the date hereof, as of the Closing Date and as of each Option Closing Date, that:

(i)

the information and statements contained in the Canadian Base Prospectus contains, as at its filing date, no misrepresentation and constitutes full, true and plain disclosure of all material facts relating to the Company and the Common Shares as required by Canadian Securities Laws;

(ii)

the information and statements (excluding the Underwriters’ Information) contained in the Canadian Preliminary Prospects, Canadian Final Prospectus and any amendment or supplement thereto contain or will contain, as at their respective filing date and as of the Closing Date and as of each Option Closing Date, as applicable, no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Shares as required by Canadian Securities Laws;

(iii)

the statistical, industry and market-related data included in the Offering Documents are based on or derived from sources that are believed by the Company to be reliable and accurate in all material respects, and the Company has obtained the consent to the use of such data or information from such sources to the extent the Company has determined such consent to be required;

(iv)

the Acquisition is a probable “significant acquisition” within the meaning of Canadian Securities Laws and will be accounted for by the Company using the “equity method” in accordance with IFRS, and the Offering Documents contain all financial information required in respect of WEC pursuant to Canadian Securities Law, taking into account the exemption set forth in Section 8.6 of NI 51-102 and the requirements of sections 3.2(6) and 3.13 of National Instrument 52-107;

(v)

the Registration Statement became effective upon filing with the SEC pursuant to Rule 467(a) under the U.S. Securities Act; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Company, threatened by the SEC; and

(vi)

(1) the Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (2) the Registration Statement, at the time of effectiveness, the Form F-X, at the time of filing with the SEC, and the U.S. Final Prospectus, at the time of filing with the SEC, comply and, as amended or supplemented, if applicable, at the time of filing with the SEC, will comply in all material respects with the U.S. Securities Act, (3) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the Offering when the U.S. Final Prospectus is not yet available to prospective purchasers and at the Closing Date or the Option Closing Date, as applicable, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (4) each broadly available Road Show, if any, when considered together with the Time of Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (5) the U.S. Final Prospectus will not, as at its filing date and at the Closing Date or the Option Closing Date, as applicable, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

7.	Additional Representations and Warranties of the Company

The Company represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Firm Shares and the Optional Shares, if any, that as of the date hereof, as of the Closing Date and as of each Option Closing Date:

(a)

the Company is and will be at the Closing Date, a “reporting issuer” not in default of any requirement under the Canadian Securities Laws of the Canadian Qualifying Jurisdictions and has filed in each of the Canadian Qualifying Jurisdictions its Annual Information Form for the year ended December 31, 2021 under NI 44-101; without limiting the foregoing, no material change relating to the Company has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential); and the Company is a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act) and meets the requirements to use Form F-10 under the U.S. Securities Act to register the Offering under the U.S. Securities Act;

(b)

each of the documents incorporated by reference in each of the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents complied or will comply when so filed in all material respects with Applicable Securities Laws, and did not and will not contain any misrepresentation, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)

the Audited Financial Statements and Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applied on a basis consistent with those of previous periods for which financial statements have been prepared in accordance with IFRS, unless otherwise noted, and present fairly: (i) the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the consolidated financial position of the Company as at the periods then ended; and (ii) the consolidated earnings and retained earnings and the changes in consolidated cash resources of the Company for the periods then ended. The interactive data in the eXtensible Business Reporting Language incorporated by reference into the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto;

(d)

except as otherwise disclosed in the Offering Documents, neither the Company nor either Material Entity has sustained, since the date of the latest audited financial statements incorporated by reference in the Registration Statement, the Time of Sale Prospectus and the Final Offering Documents, any loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labour dispute or any legal or governmental proceeding, that would be material to the Company on a consolidated basis;

(e)

each of the Material Corporate Entity and the Company has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation, is up-to-date in all corporate filings except where failure to be up-to-date in such corporate filings does not and will not have a Material Adverse Effect (as defined below), has corporate power and authority to own, lease and operate its properties and to conduct its business as now conducted by it and each of the Company and the Material Corporate Entity is duly qualified as a foreign or extra-provincial corporation, as the case may be, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by the ownership or leasing of property or the conduct of business, except where the failure to so qualify would not have a material adverse effect on (i) the business, general affairs, management, condition, financial position, shareholders’ equity, results of operations or properties of the Company and its consolidated interest in the Material Corporate Entity and the Joint Venture Inkai Limited Liability Partnership (“JV Inkai”; the Material Corporate Entity and JV Inkai collectively being referred to as the “Material Entities”), taken as a whole, or (ii) the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus or the Final Offering Documents or to consummate the transactions contemplated by the Acquisition Agreement (collectively, a “Material Adverse Effect” or “Material Adverse Change”), and except as otherwise disclosed in the Time of Sale Prospectus and the Final Offering Documents, all of the issued and outstanding share capital of the Material Corporate Entity has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or indirectly, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim;

(f)

the Material Entities are the only material subsidiaries, joint ventures or partnerships in which the Company has an interest or participates in that would have to be disclosed by the Company in its Annual Information Form for its fiscal year ended December 31, 2021 pursuant to Section 3.2 – Intercorporate Relationships of Form NI 51-102F2 pursuant to 51-102;

(g)

JV Inkai has been formed and is existing under the laws of Kazakhstan, with power and authority to own, lease and operate its properties and to conduct its business as now conducted by it and the Company holds a 40.0% limited partnership interest in JV Inkai;

(h)

the Company has full corporate power and authority to enter into this Agreement and to perform its obligations set out herein, and this Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject to bankruptcy, insolvency, creditor arrangement laws and laws affecting creditors’ rights generally and equitable relief and except as rights to indemnity and contribution may be limited by applicable laws;

(i)

except as disclosed in the Time of Sale Prospectus and the Final Offering Documents, no person has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or an option (including convertible or exchangeable securities or warrants) for the purchase, subscription for or issuance of securities of any kind of the Company, other than pursuant to this Agreement, and none of the Common Shares of the Company have been issued in violation of any pre-emptive or similar rights;

(j)

the Company has an authorized capitalization as set forth in each of the Time of Sale Prospectus and the Final Offering Documents, of which, as of October 11, 2022, 398,442,837 Common Shares have been duly and validly authorized and issued and are fully paid and non-assessable;

(k)

the Company has full corporate power and authority to enter into the Acquisition Agreement and to perform its obligations set out therein, and the Acquisition Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject to bankruptcy, insolvency, creditor arrangement laws and laws affecting creditors’ rights generally and equitable relief and except as rights to indemnity and contribution may be limited by applicable laws;

(l)

the Shares have been or will be at their date of issue duly and validly authorized and, when issued or delivered in accordance with this Agreement at the Closing Date or the Option Closing Date, as applicable, will be validly issued as fully paid and non-assessable shares of the Company;

(m)

the Company is not a party to, bound or affected by or subject to any provision in its constating documents or by-laws which is violated, contravened or breached by the execution and delivery by it of this Agreement or the performance by it of any of the terms hereof. The Company is not bound or affected by or subject to any statutory law or regulation in the Province of Saskatchewan, the Province of Ontario or the federal laws of Canada applicable in such provinces which is violated, contravened or breached by the execution and delivery by it of this

Agreement or the performance by it of any of the terms hereof; no event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which the Company or either of the Material Entities is a party or to which any of their respective properties may be subject which, if determined against the Company or a Material Entity, as applicable could (either individually or in the aggregate) have a Material Adverse Effect;

(n)

neither the execution, delivery or performance of this Agreement by the Company nor the consummation of any of the transactions contemplated hereby will give rise to a right to terminate or accelerate the due date of any payment due under, or conflict with or result in the breach of any term or provision of, or constitute a default under, or require any consent or waiver under, or result in the execution or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or either of the Material Entities pursuant to the terms of any indenture, mortgage, deed or trust or other agreement or instrument to which the Company or either of the Material Entities is a party or by which any of them or any of their respective properties or businesses is bound, or any franchise, license, permit, judgment, decree, order, statute, rule, regulation or by-law applicable to the Company or either of the Material Entities, except where such right, conflict, breach, default, consent or waiver requirement, execution or imposition would not have a Material Adverse Effect, or violate any provisions of the articles, by-laws or other constating documents of the Company or either of the Material Entities;

(o)

no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder or in connection with the offering, issuance or sale of the Shares or the consummation of the transactions contemplated by this Agreement, except (i) such as have been obtained or as may be required (and will be obtained prior to the Closing Date) under the U.S. Securities Laws (including state “blue sky” securities laws) and (ii) such as have been obtained or as may be required (and will be obtained prior to the Closing Date) under the Canadian Securities Laws;

(p)

except as disclosed in the Time of Sale Prospectus and the Final Offering Documents, there are no claims, actions, suits, investigations, notices or proceedings (including, without limitation, by aboriginal groups) pending or, to the best of the Company’s knowledge, threatened by or against or affecting the Company or either of the Material Entities in any court or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which would have a Material Adverse Effect;

(q)

KPMG LLP, which has audited the audited financial statements of the Company incorporated by reference in the Time of Sale Prospectus and the Final Offering Documents and has audited the Company’s management’s assessment of the Company’s internal control over financial reporting, are independent within the meaning of the Rules of Professional Conduct/Code of Ethics of the various provincial institutes/order, the Canada Business Corporations Act and the Public Company Accounting Oversight Board (United States) and there has not been a “reportable event” (within the meaning of NI 51-102) with KPMG LLP or any of the Company’s auditors, during the last three years;

(r)	since December 31, 2021, except as disclosed in the Time of Sale Prospectus and the Final Offering Documents:

(i)

neither the Company nor either of the Material Entities has incurred any indebtedness that is material to the Company on a consolidated basis for borrowed money, or guaranteed the repayment thereof, except for such indebtedness or guarantees incurred in the ordinary course of business;

(ii)

except as required to comply with any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, physical distancing, shut down, closure, sequester or any other applicable law, judgment, decree, order, award, directive, guidelines or recommendations by any governmental authority in connection with or in response to COVID-19, the Company and the Material Entities have carried on their respective businesses in the ordinary course;

(s)

each of the Company and the Material Entities holds title to its properties and assets as described in the Time of Sale Prospectus and the Final Offering Documents, including, without limitation, mineral leases, surface rights or leases, mining rights or claims or other conventional proprietary interests or rights recognized in the jurisdiction in which a particular property is located, free and clear of all liens, encumbrances and defects, except such as (i) are described in the Time of Sale Prospectus and the Final Offering Documents, (ii) have been created in the ordinary course of business in connection with financing arrangements, (iii) do not materially affect the value of such properties or assets and do not materially interfere with the use made and proposed to be made of such properties and assets by the Company or such Material Entity, or (iv) are not material to the Company and its subsidiaries taken as a whole. Except as disclosed in the Time of Sale Prospectus and the Final Offering Documents, and except as would not have a Material Adverse Effect: (a) no other property rights are necessary for the conduct of the Company’s business as presently conducted or as proposed to be conducted by the Company as described in the Time of Sale Prospectus and the Final Offering Documents, and (b) there are no material restrictions on the ability of the Company and the Material Entities to use or otherwise exploit any existing property rights. Neither the Company nor any Material Entity has received any notice of any claim adverse to its ownership of any such properties or assets or of any claim against the continued possession of any such properties or assets, whether owned or held under lease or sublease by the Company or any Material Entity, except as could not have a Material Adverse Effect;

(t)

with respect to information contained in the Time of Sale Prospectus and the Final Offering Documents: (i) information relating to the Company’s estimates of mineral reserves and mineral resources contained in the Time of Sale Prospectus and the Final Offering Documents has been reviewed and verified by the Company or independent consultants to the Company for consistency with the Company’s most recently prepared mineral reserve and mineral resource estimates; (ii) the mineral reserve and mineral resource estimates have been prepared in all material respects in accordance with NI 43-101 by or under the supervision of a qualified person as defined therein; and (iii) the methods used in estimating the Company’s mineral reserves and mineral resources are in accordance with accepted mineral reserve and mineral resource estimation practices. The Company has duly filed with the applicable Canadian Securities Regulators in compliance with Applicable Securities Laws all technical reports required by NI 43-101 to be filed with the Canadian Securities Regulators and all such reports (as amended) comply in all material respects with the requirements thereof;

(u)

the Company is not, and after giving effect to the Offering and the application of the proceeds thereof as described in Time of Sale Prospectus and the Final Offering Documents will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended;

(v)

the Company and each of the Material Entities has duly and timely paid all taxes thereon and all assessments received by it to the extent required to be paid and not being contested in good faith, except where the failure to do so would not have a Material Adverse Effect; and to the Company’s knowledge, except as otherwise disclosed in the Offering Documents, there is no tax deficiency that has been asserted against the Company or any of the Material Entities or any of their respective properties or assets that if ultimately upheld would have a Material Adverse Effect;

(w)

the Company and the Material Entities possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, state, provincial, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them, except where the failure to so possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Company and the Material Entities are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of the Material Entities has received any notice of proceedings relating to the revocation or modification of, failure to renew or imposition of a burdensome restriction under any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would result in a Material Adverse Effect;

(x)

except as would not, individually or in the aggregate, have a Material Adverse Effect, no labour disturbance by or dispute with employees of the Company or any of the Material Entities exists or, to the knowledge of the Company, is contemplated or threatened, and the Company is not aware of any existing or imminent labour disturbance by, or dispute with, the employees of any of its or the Material Entities’ principal suppliers, contractors or customers.

(y)

except for such matters as would not result in a Material Adverse Effect, (i) neither the Company nor any of the Material Entities is in violation of any federal, state, provincial, local or foreign statute, law, rule, regulation, ordinance, legal code, or any legally binding judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, radioactive substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (ii) the Company and the Material Entities have all permits, authorizations and approvals required under any applicable Environmental Laws for their respective businesses as presently conducted and are each in compliance with their requirements, (iii) there are no pending or, to the Company’s knowledge, threatened administrative, regulatory or judicial actions, suits, claims, liens, actions concerning any noncompliance or violation, investigations or adversarial legal proceedings pursuant to any Environmental Law against the Company or any of the Material Entities, (iv) there are no orders for clean-up or remediation, or actions, suits or proceedings by any private party or governmental body or agency, against or affecting the Company or any of the Material Entities alleging releases of Hazardous Materials or any violation of Environmental Laws, and (v) there has been no disposal, discharge, emission, contamination or other release of any kind at, onto or from any property now or previously owned, operated, used or leased by the Company or any Material Entity or into the environment surrounding any such property of any Hazardous Materials with respect to which the Company or any Material Entity has knowledge;

(z)

for all applicable times, the Company has maintained systems of internal accounting and disclosure controls in compliance with NI 52-109 and Canadian Securities Laws and as required by Rule 13a-15(e) under the U.S. Exchange Act sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including but not limited to internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the end of the Company’s most recent audited fiscal year, the Company has not identified and the Company’s independent accountants have not identified to the Company, any material weaknesses in the Company’s internal controls;

(aa)

the Company and the Material Corporate Entity are insured by recognized insurers, all of which insurance is in full force or effect, or are self-insured against such losses and risks and in such amounts as are reasonable and consistent with sound business practice;

(bb)

neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has made (i) any unlawful contribution to any candidate for non-United States or Canadian office, or failed to disclose fully any such contribution in violation of law, or (ii) any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada of any jurisdiction thereof. Without limiting the generality of the foregoing, none of the Company, its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Canadian Corruption of Foreign Public Officials Act or the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively the “Foreign Corruption Laws”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the Foreign Corruption Laws) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Foreign Corruption Laws; and the Company and each of its subsidiaries have conducted their businesses in compliance with the Foreign Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. The operations of the Company and each of its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money-

Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened;

(cc)

neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is currently the subject or target of any sanctions administered or enforced by the U.S. Government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other sanctions authority with jurisdiction over the Company (collectively, “Sanctions”), nor is the Company, any of its subsidiaries, or, to the knowledge of the Company, any director or officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries located, organized or resident in a country or territory that is the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Syria, Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the target of Sanctions, in violation of applicable Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country in violation of applicable Sanctions or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as initial purchaser, advisor, investor or otherwise) of applicable Sanctions. For the past five years, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country, in each case, in violation of applicable Sanctions;

(dd)

other than the Underwriters pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the offering and sale of the Shares;

(ee)

neither the Company nor either of the Material Entities nor any of the Company’s other subsidiaries has taken, nor will the Company or either of the Material Entities or any of the Company’s other subsidiaries take, directly or indirectly, any action which is designed to or which has constituted, or which might reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company in connection with the Offering;

(ff)

neither the Saskatchewan Financial Services Commission, the SEC or any other securities regulatory authority, any stock exchange nor any similar regulatory authority has any order which is currently outstanding preventing or suspending trading in any securities of the Company, and no proceedings for such purpose are pending, or to the best of the Company’s knowledge, threatened;

(gg)

(i) there has been no security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) which would reasonably be expected to have a Material Adverse Effect; and (ii) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any such security breach or other compromise to its IT Systems and Data that would reasonably be expected to have a Material Adverse Effect; and the Company has implemented backup and disaster recovery technology consistent with standards and practices adopted by similarly sized companies in the same industry.

(hh)	the issued and outstanding Common Shares are listed for trading on the TSX and the NYSE;

(ii)

any marketing material that the Company is required to file with or deliver to the Canadian Securities Regulators in connection with the Offering has been, or will be, filed with or delivered to the Canadian Securities Regulators in accordance with the requirements of Canadian Securities Laws. Each marketing material that the Company has filed or delivered, or is required to file or deliver, in connection with the Offering pursuant to Canadian Securities Laws or that was prepared by or on behalf of or used or referred to by the Company (i) does not and will not, at the time of any filing, delivery or use thereof in accordance with this Agreement, contain any misrepresentation or untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complies or will comply in all material respects with the applicable requirements of Canadian Securities Laws. Except for the marketing materials, if any, identified in Schedule B hereto that have been, or will be, filed with or delivered to the Canadian Securities Regulators in accordance with the requirements of Canadian Securities Laws, the Company has not prepared, used or referred to, and will not, without prior consent of the Underwriters, prepare, use or refer to, any marketing materials in connection with the Offering;

(jj)

the Company is not an “ineligible issuer” in connection with the Offering as defined in Rule 405 under the U.S. Securities Act; any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the U.S. Securities Act has been, or will be, filed with the SEC in accordance with the requirements of the U.S. Securities Act; each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the U.S.

Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the U.S. Securities Act; except for the free writing prospectuses, if any, identified in Schedule B hereto, and electronic Road Shows, if any, each furnished to the Joint Bookrunners before first use, the Company has not prepared, used or referred to, and will not, without the prior consent of the Joint Bookrunners, prepare, use or refer to, any free writing prospectus;

(kk)

the Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Canadian Qualifying Jurisdictions and is eligible to use the Shelf Procedures including the WKSI Blanket Orders;

(ll)

the Company has not since January 1, 2021, completed any acquisition that is a “significant acquisition” for the purpose of Part 8 of NI 51-102, nor is it proposing to complete any acquisition (other than the Acquisition) that has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and such acquisition would be a “significant acquisition” for the purposes of Part 8 of NI 51-102 if completed as of the date of the Time of Sale Prospectus or the Final Offering Documents, and in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into the Time of Sale Prospectus or the Final Offering Documents under Applicable Securities Laws;

(mm)	the Company will use the net proceeds from the Offering as described under the heading “Use of Proceeds” in the Time of Sale Prospectus and the Final Offering Documents;

(nn)

except as disclosed in the Time of Sale Prospectus and the Final Offering Documents, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the U.S. Securities Act or to file a prospectus under Canadian Securities Laws with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the Offering;

(oo)

none of the “reporting insiders” (as defined in section 1.1 of National Instrument 55-104 – Insider Reporting Requirements and Exemptions) of the Company have sold any securities of the Company or otherwise have engaged in any transaction to reduce such reporting insider’s financial exposure to the price or value of any securities of the Company in the 15 day period prior to the date hereof (an “Insider Sale”), other than those Insider Sales that the Company has disclosed to the Joint Bookrunners in writing prior to the execution of this Agreement as being executed by such reporting insiders without any prior knowledge of the Offering (the “Disclosed Insider Sales”). The Company confirms that the Time of Sale Prospectus and Final Offering Documents shall contain full, true and plain disclosure of all material facts relating to the Disclosed Insider Sales in accordance with Applicable Securities Laws; and

(pp)

the description of the terms and conditions of the Acquisition Agreement in the Time of Sale Prospectus and the Final Offering Documents conforms in all material respects to those specific terms and conditions of the Acquisition Agreement; the representations and warranties of the Company in the Acquisition Agreement are true and correct and the Acquisition Agreement has not been amended in a manner materially adverse to the Company or terminated; the Company has no reason to believe that the representations and warranties of each of Brookfield and WEC in the Acquisition Agreement are not true and correct or that Brookfield and WEC is in breach of any of its covenants in the Acquisition Agreement; and to the Company’s knowledge, no event has occurred or condition exists which is reasonably likely to prevent the Acquisition from being completed. There have been no disputes or claims between the parties to the Acquisition Agreement and, to the Company’s knowledge, the Company is not aware of any threatened or pending disputes or claims, relating to the subject matter of or the transactions contemplated under the Acquisition Agreement.

8.	Additional Covenants of the Company

The Company covenants with the Underwriters that:

(a)

it will advise the Underwriters, promptly after receiving notice or obtaining knowledge, of: (i) the issuance by any Canadian Securities Regulator or U.S. securities regulator of any order suspending or preventing the use of the Offering Documents; (ii) the suspension of the qualification of the Shares for distribution or sale in any of the Canadian Qualifying Jurisdictions or the United States; (iii) the institution or threatening of any proceeding for any of those purposes; or (iv) any requests made by any securities commission, stock exchanges or comparable authority for amending or supplementing the Offering Documents, or for additional information, and will use its commercially reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(b)

it will not take any action that would result in an Underwriter or the Company being required to file with the SEC pursuant to Rule 433(d) under the U.S. Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that such Underwriter otherwise would not have been required to file thereunder;

(c)

it will use its reasonable best efforts to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Joint Bookrunners reasonably request, provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in any jurisdiction in which it is not otherwise so subject;

(d)

it will make generally available to its securityholders (it being understood that filings on EDGAR satisfy this requirement) as soon as practicable, but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), an earnings statement of the Company (which need not be audited) complying with Section 11(a) of the U.S. Securities Act (including, at the option of the Company, Rule 158);

(e)

it will use its reasonable best efforts to have the Shares accepted for listing on NYSE and the TSX and to file with such exchanges all documents and notices required by such exchanges of issuers that have securities that are listed on such exchanges;

(f)

it will deliver to each Underwriter, upon such Underwriter’s written request, on or before the date hereof, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Company undertakes to provide such additional supporting documentation as each Underwriter may reasonably request in connection with the verification of the foregoing Certification;

(g)

it shall pay, and shall indemnify and hold the Underwriters harmless against, any stamp, issue, registration, documentary, sales, transfer or similar taxes, governmental charges or duties, including any interest and penalties with respect thereto, imposed under the laws of Canada or any political sub-division or taxing authority thereof or therein that is payable in connection with (i) the execution, delivery and performance of this Agreement, (ii) the creation, allotment and issuance of the Shares, (iii) the sale and delivery of the Shares to the Underwriters or (iv) the resale and delivery of the Shares by the Underwriters in the manner contemplated herein;

(h)

all sums payable under this Agreement by it to an Underwriter that is not a resident of Canada for purposes of the Income Tax Act (Canada) (the “ITA”) shall be paid free and clear of and without deductions or withholdings of any present or future taxes, levies, imposts, charges or duties imposed under the laws of Canada or any political sub-division thereof or therein, unless the deduction or withholding is required by law, in which case the Company shall pay such additional amount as will result in the receipt by each Underwriter of the full amount that would have been received had no deduction or withholding been made, provided, however, that no such additional amount shall be paid on account of any taxes, levies, imposts, charges or duties (i) that are imposed due to a present or former connection of such Underwriter with Canada or any political subdivision thereof or therein other than the mere entering into of this Agreement or receipt of payments hereunder, (ii) that would not have been imposed but for the failure of such Underwriter to provide any form, certificate, document, or other information requested by the Company that would have reduced or eliminated such taxes, duties or other charges except where providing such form, certificate, document, or other information would subject such Underwriter to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Underwriter, or (iii) that are imposed in respect of a payment that is the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the ITA on April 29, 2022;

(i)

all sums payable to an Underwriter shall be considered exclusive of any value added, goods and services, or similar taxes. Where the Company is obliged to pay such tax on any amount payable hereunder to an Underwriter, the Company shall in addition to the sum payable hereunder pay an amount equal to any applicable value added or similar tax;

(j)

it will not, without the prior written consent of the Joint Bookrunners on behalf of the Underwriters, during the period from the date hereof and ending 90 days following the Closing Date (the “Restricted Period”), issue, agree or publicly disclose the intention to issue, create, allot, authorize, offer, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly (except pursuant to the Company’s outstanding stock option or employee purchase plans disclosed in the Time of Sale Prospectus and the Final Offering Documents or any outstanding convertible securities), any equity securities of the Company, any rights to purchase any equity securities of the Company, or other securities convertible into or exercisable or exchangeable for any equity securities of the Company or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of equity securities of the Company, in each case without the prior written consent of the Joint Bookrunners on behalf of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed; and

(k)	it will not announce any dividends for which the record date is after the date hereof and prior to the Closing Date.

9.	Completion of Distribution

The Underwriters shall, and shall cause each Selling Firm to, after the Closing Date or the Option Closing Date, as applicable, give prompt written notice to the Company when, in the reasonable opinion of the Underwriters, they have completed distribution of the Shares, including notice of the total proceeds realized or number of Shares sold in each of the Canadian Qualifying Jurisdictions, the United States and any other jurisdiction from such distribution.

10.	Material Change or Change in Material Fact During Distribution

(a)

During the period from the date hereof to the later of the Closing Date and the date of completion of distribution of the Shares under the Offering Documents and any Offering Document Amendment, the Company shall promptly notify the Underwriters in writing of:

(i)	any filing made by the Company of information relating to the Offering with any securities exchange or governmental authority in Canada or the United States or any other jurisdiction;

(ii)

any material change (actual, anticipated, contemplated, proposed by or threatened, financial or otherwise) or development that would be likely to result in a material change in the results of operations, financial condition, business, affairs, assets, properties, capital, liabilities (contingent or otherwise), cash flows, income or business operations of the Company and WEC and their subsidiaries, in each case, taken as a whole, respectively, whether or not arising from transactions in the ordinary course of business;

(iii)

any material fact which has arisen or has been discovered and would have been required to have been stated in any Offering Documents had the fact arisen or been discovered on or prior to the date of such document; and

(iv)

any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in any Offering Documents, which fact or change is, or may be, of such a nature as to render any statement in such Offering Documents misleading or untrue in any material respect or which would result in a misrepresentation in such Offering Documents or would result in such Offering Document not complying (to the extent that such compliance is required) with Applicable Securities Laws, in each case, as at any time up to and including the later of the Closing Date and the date of completion of the distribution of the Shares.

(b)

The Company shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under Applicable Securities Laws as a result of a fact or change referred to in Section 10(a) subject to Sections 5(c)(iii) and 5(c)(iv). The Company shall in good faith discuss with the Joint Bookrunners any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 10.

11.	Underwriting Fee

In consideration of the Underwriters’ purchase of the Firm Shares and the Optional Shares, if any, pursuant to this Agreement, the Company agrees to pay to the Underwriters a fee of US$0.878 per Firm Share or Optional Share, as applicable, purchased by the Underwriters from the Company (collectively, the “Underwriting Fee”). The Underwriting Fee shall be payable as provided for in Section 12.

12.	Delivery of Purchase Price, Underwriting Fee and Shares

The purchase and sale of the Firm Shares and any Optional Shares shall be completed at the Closing Time or Option Closing Time, as the case may be, by virtual exchange of documents or at such place as the Underwriters and the Company may agree upon.

On the Closing Date, the Company shall duly and validly issue and deliver the Firm Shares, and on the Option Closing Date, if applicable, the Company shall duly and validly issue and deliver the Optional Shares, in each case in uncertificated form to the Underwriters as an “instant” or electronic deposit through the facilities of The Depository Trust Company (“DTC”) United States and/or pursuant to the systems of CDS Clearing and Depository Services Inc. in Canada (“CDS”), or in the manner directed by the Underwriters in writing in the case of DTC registered in the name of “Cede & Co.” and in the case of CDS, registered in the name of “CDS & CO.” in each case, or in such other name or names as the Joint Bookrunners may direct the Company, in writing not less than 48 hours prior to the Closing Time or the Option Closing Time, as the case may be.

In each case, delivery by the Company of the Firm Shares, or delivery by the Company of the Optional Shares, shall be against payment by the Underwriters to the Company of the Purchase Price for the Firm Shares or the Optional Shares, as the case may be, net of the Underwriting Fee, by wire transfer of immediately available funds together with a receipt signed by the Joint Bookrunners for such Firm Shares or Optional Shares, as the case may be, with the Company delivering a receipt for the Underwriting Fee.

13.	Delivery of Shares

The Company shall, prior to the Closing Date and the Option Closing Date, as the case may be, make all necessary arrangements for the preparation, issue and delivery of the Firm Shares or the Optional Shares, as the case may be, on the Closing Date or the Option Closing Date, as the case may be.

The Company shall pay all fees and expenses payable to TSX Trust Company and American Stock Transfer & Trust Company LLC, in connection with the preparation, issue and delivery of the Firm Shares or Optional Shares contemplated by this Section 13 and the fees and expenses payable to TSX Trust Company and American Stock Transfer & Trust Company LLC as may be required in the course of the distribution of the Firm Shares and the Optional Shares.

14.	Conditions to Underwriters’ Obligation to Purchase

The Underwriters’ obligation to purchase the Firm Shares on the Closing Date shall be subject to the representations and warranties of the Company contained in this Agreement being accurate as of the date of this Agreement and as of the Closing Date, to the Company having performed all of its obligations under this Agreement and to the following additional conditions:

(a)	Delivery of Opinions

(i)

The Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters (and, if required for opinion purposes, counsel to the Underwriters) from

McCarthy Tétrault LLP, Canadian counsel to the Company, as to the laws of Canada and the Canadian Qualifying Jurisdictions, which counsel in turn may rely upon the opinions of local counsel where it deems such reliance proper as to the laws of provinces other than Ontario, British Columbia, Québec, and Alberta (or alternatively make arrangements to have such opinions directly addressed to the Underwriters) and as to matters of fact, on certificates of governmental authorities and officers of the Company and letters from stock exchange representatives and transfer agents.

(ii)

The Underwriters shall have received at the Closing Time a legal opinion (including customary “10b-5” negative assurance, and such counsel shall have received such documentation and information as they may reasonably request to enable them to pass upon such information) from Covington & Burling LLP, U.S. counsel to the Company, in form and substance satisfactory to the Underwriters, acting reasonably.

(iii)

The Underwriters shall have received at the Closing Time a legal opinion of Borden Ladner Gervais LLP, as Canadian counsel to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, dated the Closing Date, addressed to the Underwriters; provided that counsel to the Underwriters shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of the Provinces of Ontario, British Columbia, and Alberta.

(iv)

The Underwriters shall have received at the Closing Time a legal opinion from Skadden, Arps, Slate, Meagher & Flom LLP, as U.S. counsel to the Underwriters, dated the Closing Date, addressed to the Underwriters in form and substance satisfactory to the Underwriters, acting reasonably, and such counsel shall have received such documentation and information as they may reasonably request to enable them to pass upon such information.

(v)

The Underwriters shall have received at the Closing Time a customary “10b-5” letter from Skadden, Arps, Slate, Meagher and Flom LLP, as U.S. counsel to the Underwriters, and such counsel shall have received such documentation and information as they may reasonably request to enable them to pass upon such information.

(vi)

The Underwriters shall have received at the Closing Time a legal opinion from Dentons LLP, the Company’s Kazakh counsel, in form and substance satisfactory to the Underwriters, acting reasonably, dated the Closing Date, addressed to the Underwriters, as to the formation and existence of JV Inkai and its qualification to carry on business, and as to the Company’s ownership of a 40% limited liability partnership interest in JV Inkai.

(vii)

The Underwriters shall have received at the Closing Time a legal opinion from Loyens & Loeff Switzerland LLC, the Company’s Switzerland counsel, in form and substance satisfactory to the Underwriters, acting reasonably, dated the Closing Date, addressed to the Underwriters, as to the formation and existence of Cameco Europe Ltd and its qualification to carry on business.

(b)	Delivery of Comfort Letters

(i)

The Underwriters shall have received, on each of the date hereof and at the Closing Date, a comfort letter dated the date hereof and a bringdown comfort letter dated the Closing Date, respectively, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company from KPMG LLP, with respect to the Company’s financial statements and certain financial information contained in the Offering Documents; provided that the letter delivered on the date hereof shall use a “cut-off date” not more than two Business Days prior to the date hereof and the letter delivered on the Closing Date shall use a “cut-off date” not more than two Business Days prior to the Closing Date.

(ii)

The Underwriters shall have received, on each of the date hereof and at the Closing Date, a comfort letter dated the date hereof and a bringdown comfort letter date the Closing Date, respectively, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company from Deloitte & Touche LLP, the auditors of WEC with respect to the Acquisition Summary Financial Information contained in the Offering Documents; provided that the letter delivered on the date hereof shall use a “cut-off date” not more than two Business Days prior to the date hereof and the letter delivered on the Closing Date shall use a “cut-off date” not more than two Business Days prior to the Closing Date.

(c)	Delivery of Certificates

(i)

The Underwriters shall have received at the Closing Time certificates dated the Closing Date, addressed to the Underwriters (and, if necessary for opinion purposes, counsel to the Underwriters) and signed by officers of the Company acceptable to the Underwriters, acting reasonably, with respect to the constating documents of the Company, the absence of proceedings taken regarding dissolution, resolutions of the board of directors of the Company relating to this Agreement and related matters, the incumbency and specimen signatures of signing officers of the Company and such other matters as the Underwriters may reasonably request.

(ii)

The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date (it being understood that the officer signing and delivering such certificate may rely upon his or her knowledge as to proceedings threatened).

(iii)

The Underwriters shall have received, on each of the date hereof and at the Closing Date, a certificate dated the date hereof or the Closing Date signed by the Chief Financial Officer of the Company in form and substance reasonably satisfactory to the Underwriters concerning certain financial information contained in the Preliminary Offering Documents, the Time of Sale Prospectus and the Final Offering Documents.

(d)	Material Adverse Change

Subsequent to the execution and delivery of this Agreement and prior to the Closing Date there shall not have occurred any Material Adverse Change from that set forth in the Final Offering Documents that, in the judgment of the Underwriters, is material and adverse and that makes it, in the judgment of the Underwriters, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Final Offering Documents.

(e)	[Reserved]

(f)	TSX Listing Approval

The Shares shall be listed, or shall have been conditionally approved for listing, as applicable, on the TSX, subject to the satisfaction of customary conditions required by the TSX.

(g)	NYSE Listing Approval

The Shares shall be approved for listing on NYSE, subject only to official notice of issuance.

(h)	Lock-Up Agreements

The Underwriters shall have received, on or prior to the date hereof, an executed lock-up agreement, substantially in the form of Schedule A hereto, from each of the Company’s directors and officers listed on Schedule C hereto.

(i)	Receipt of Additional Documents

The Underwriters shall have received such other customary closing certificates, opinions, receipts, agreements or documents as the Underwriters may reasonably request no later than the second Business Day prior to the Closing Date.

(j)	Option Closing Documents

The several obligations of the Underwriters to purchase the Optional Shares, if any, hereunder are subject to the delivery to the Underwriters on the Option Closing Date of (i) a customary “bring down” “10b-5” letter from each of Skadden, Arps, Slate, Meagher & Flom LLP, as U.S. counsel to the Underwriters, and Covington & Burling LLP, as U.S. counsel to the Company, (ii) a customary “bring-down” comfort letter from KPMG LLP relating to the comfort letter delivered pursuant to Section 14(b)(i), (iii) a customary “bring-down” comfort letter from Deloitte & Touche LLP relating to the comfort letter delivered pursuant to Section 14(b)(ii), (iv) certificates dated the Option Closing Date substantially similar to the officer’s certificates referred to in Section 14(c) and (v) such other customary closing certificates and documents as the Joint Bookrunners may reasonably request with respect to the good standing of the Company and other matters related to the sale and issuance of the Optional Shares.

15.	Rights of Termination

(a)

At the election of any Underwriter or Underwriters (such Underwriter or Underwriters being hereafter in this Section 15 referred to as the “Terminating Underwriter(s)”), the obligations of such Terminating Underwriter(s) under this Agreement may be terminated and cancelled, without liability on their part, if, at any time prior to the Closing Time or, with respect only to its obligations relating to Optional Shares, at or prior to the Option Closing Time:

(i)

any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, announced or threatened or any order is made by any securities commission, the TSX, the NYSE or any other federal, provincial, state or other governmental authority (other than any proceeding or order based on alleged activities of the Underwriters), which, in the opinion of such Terminating Underwriter(s), operates or would reasonably be expected to operate to prevent, or materially suspend, hinder, delay or restrict, or otherwise materially adversely affect the distribution of or the trading in the Shares or which, in the opinion of such Underwriter, might reasonably be expected to have a significant adverse effect on the market price or value of the Shares;

(ii)

there should occur or be announced by the Company or WEC any material change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital, prospects or ownership of the Company or its subsidiaries (taken as a whole) or WEC or its subsidiaries (taken as a whole), as applicable, or a change in any material fact, whether or not in the ordinary course, or there is discovered any previously undisclosed material change or material fact or a nuclear accident or significant nuclear environmental incident at a nuclear facility, which has or, in the opinion of such Terminating Underwriter(s), might reasonably be expected to have a significant adverse effect on the business, operations, affairs or capital of the Company and its subsidiaries (taken as a whole) or a significant adverse effect on the market price, value or marketability of the Shares or which results or, in the opinion of such Terminating Underwriter(s), might reasonably be expected to result in the purchasers of a material number of Shares exercising their right under applicable legislation to withdraw from or rescind their purchase of Shares;

(iii)

there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including any natural catastrophe) or any outbreak or escalation of national or international hostilities or any crisis or calamity or act of terrorism or similar event or any governmental action, change of applicable law or regulation (or the interpretation or administration thereof), inquiry or other occurrence of any nature whatsoever which, in the opinion of such Terminating Underwriter(s), acting reasonably, seriously adversely affects, or involves, or is likely to seriously adversely affect, or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Company and its subsidiaries (taken as a whole) or WEC or its subsidiaries (taken as a whole); or

(iv)

any order to cease or suspend trading in any securities of the Company, or prohibiting or restricting the distribution of the Shares, is made, or proceedings are announced or commenced for the making of any such order, by any securities commission, stock exchange or listing authority, and has not been rescinded, revoked or withdrawn.

by such Terminating Underwriter(s) giving the Company written notice to that effect not later than the Closing Time.

(b)

The foregoing rights of termination are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement. In the event of any such termination, each remaining Underwriter that has not elected to terminate shall be deemed contemporaneously to have terminated its obligations hereunder unless the Underwriter shall have been given written notice by the Company of termination and shall within 24 hours of receipt of such notice have given the Company written notice to the effect that such remaining Underwriter shall assume the obligations of the Terminating Underwriter(s), provided, that such remaining Underwriter shall have the right to postpone the Closing Date for such period, not exceeding ten Business Days, as it shall determine and notify the Company in order that any required changes in the Canadian Final Prospectus and the U.S. Final Prospectus may be effected. If any Underwriter or Underwriters terminate its or their obligations hereunder pursuant to this Section 15 or, unless as a result of a default within the control of the Company, Section 14, the Company’s liability hereunder to such Underwriter or Underwriters shall be limited to its obligations under Section 16, Section 17 and Section 19 hereof, as applicable.

16.	Indemnity

(a)	Rights of Indemnity from the Company

The Company agrees to fully protect, save harmless and indemnify each of the several Underwriters and each of their respective affiliates (including within the meaning of Rule 405 under the U.S. Securities Act) and persons controlling (or deemed to be controlling, within the meaning of either Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act) any of the Underwriters, as the case may be, and each of their respective directors, officers, partners, employees and agents, from and against any losses, expenses, claims, damages, or liabilities, joint or several, including, without limitation, the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims (collectively, the “Claims”) to which such person may become subject or otherwise involved, in any capacity insofar as Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the engagement and activities of the Underwriters under this Agreement, including without limitation:

(i)

any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Offering Document, marketing materials, Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act, or any Road Show or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Claims are caused by any such untrue statement or omission or alleged untrue statement or omission based upon Underwriters’ Information;

(ii)	the Company’s failure to comply with any requirement of Applicable Securities Law; or

(iii)

any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority or other competent authority based upon any untrue statement or omission, misrepresentation, alleged untrue statement or omission, or alleged misrepresentation (except Underwriters’ Information) in the Registration Statement, any Offering Document, marketing materials, Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the U.S. Securities Act, or Road Show preventing or restricting trading in the Shares or the distribution of the Shares in the United States or any of the Canadian Qualifying Jurisdictions;

and will reimburse the parties entitled to indemnification hereunder for all reasonable and documented costs, charges and expenses (including reasonable legal expenses), as incurred, which any of them may pay or incur in connection with investigating, defending against, responding to or disputing any such Claims. This indemnity is without regard to the exclusive or contributory negligence of the party entitled to indemnification hereunder, except with respect to any Claim described in Section 16(a)(i) above insofar as resulting from the willful misconduct, gross negligence or bad faith of such party in performing the services that are the subject of this Agreement. This indemnity is in addition to any liability which the Company may otherwise have.

(b)	Rights of Indemnity from the Underwriters

Each Underwriter agrees, severally and not jointly or jointly and severally, to fully protect, save harmless and indemnify the Company, each of its affiliates, and the Company’s directors, officers, partners, employees and agents, to the same extent as the foregoing indemnity from the Company to such Underwriter pursuant to Section 16(a), but only to the extent that such Claims arise out of or are based upon any misrepresentation, untrue statement, omission or alleged omission made in any Offering Document in any Underwriters’ Information.

(c)	Notification of Claims

If any Claim is asserted against any person entitled to indemnification under Section 16(a) or 16(b), such person (the “Indemnified Party”) will notify the person against whom such indemnity may be sought pursuant to Section 16(a) or 16(b) (the “Indemnifying Party”) as soon as possible of the particulars of such Claim (but the omission so to notify the Indemnifying Party of any Claim shall not relieve the Indemnifying Party from its obligation to indemnify or provide reimbursement except to the extent that the Indemnifying Party suffers actual prejudiced by that failure, and then only to such extent). The Indemnifying Party shall be entitled to participate in the defense of any Claim so asserted and, after written notice to the Indemnified Party, to assume the defense thereof; provided, however, that:

(i)	the defense shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably; and

(ii)

no Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect the settlement or compromise of, consent to the entry of any judgment with respect to, or make an admission of liability with respect to, any pending or threatened Claim in respect of which indemnification or contribution may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment: (A) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim; and (B) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party, which consent shall not be unreasonably upheld.

(d)	Retaining Counsel

In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his, her or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(i)	Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such other counsel;

(ii)

the Indemnifying Party has not retained counsel acceptable to the Indemnified Party, acting reasonably, within a timely fashion following receipt by the Indemnifying Party of notice of any such Claim from the Indemnified Party;

(iii)

the named parties to any such Claim (including any added third or impleaded party) include both the Indemnifying Party and the Indemnified Party and the Indemnified Party shall have been advised in writing by legal counsel that the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them; or

(iv)	the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Party;

in which event the Indemnifying Party shall bear the reasonable fees, costs and expenses of such other counsel with respect to the entire defense. It is understood, however, that the Indemnifying Party shall not, in connection with any one action or separate but substantially similar or related actions in the same jurisdiction, be liable for the reasonable fees, costs and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties unless, in the opinion of counsel to any such Indemnified Parties, representation of all or any of such Indemnified Parties by the same counsel would be inappropriate due to actual or potential differing interests between any of them. An Indemnifying Party shall not be required to indemnify any Indemnified Party in respect of any Claim which is settled or compromised, or in respect of which a judgment is entered, or in respect of which admission of liability is made, by such Indemnified Party without the prior written consent of the Indemnifying Party.

17.	Contribution

(a)

In order to provide for just and equitable contribution as between the Company and the Underwriters in circumstances in which the indemnity provided in Section 16 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or the Company or any of their respective affiliates, directors, officers, partners, employees and agents or controlling persons, or enforceable otherwise than in accordance with its terms, the Company and the Underwriters shall contribute to the aggregate of all Claims of the nature contemplated in Section 16 and suffered or incurred by them (which, in the case of the Underwriters, shall include any such claims, expenses, costs, liabilities and losses paid or incurred to the Company pursuant to any claim for contribution or indemnity by the Company or any of its directors, officers, employees or agents against the Underwriters) on the basis that the Underwriters shall be responsible in the aggregate for that portion represented by the percentage that the aggregate fees payable by the Company to the Underwriters hereunder bears to the purchase price paid by the Underwriters for the Shares and the Company shall be responsible for the balance, provided that:

(i)	the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of such aggregate fee or any portion thereof actually received; and

(ii)

no person guilty of misrepresentation as defined in the Applicable Securities Laws that is fraudulent shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(b)

The rights to contribution provided in this Section 17 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law. If an Indemnified Party has reason to believe that a claim for contribution may arise, it shall give the other parties hereto notice thereof in writing, but failure to give such notice shall relieve a party of any obligation which it may have to the Indemnified Party under this Section 17 only to the extent such party suffers actual prejudice by that failure, and then only to such extent.

(c)

The indemnity and contribution agreement contained in Sections 16 and 17 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Underwriters, acceptance by the Underwriters of any of the Shares and payment therefor, or any termination of this Agreement.

(d)

If any provision of Sections 16 and 17 is determined to be void, voidable or unenforceable, in whole or in part, such determination shall not affect or impair or be deemed to affect or impair the validity of any other provision of this Agreement and such void, voidable or unenforceable provision shall be severable from this Agreement.

(e)

The Company hereby acknowledges and agrees that, with respect to Sections 16 and 17 , the Underwriters are contracting on their own behalf and as agents for their respective affiliates, directors, officers, employees and controlling persons (collectively, the “Beneficiaries”). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the Company’s covenants under Sections 16 and 17 hereof with respect to the Beneficiaries and accepts these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries.

(f)

The Underwriters’ respective obligations to contribute pursuant to this Section 17 are several in proportion to the percentages of Shares set forth opposite their respective names in Section 20(a) hereof and not joint or joint and several.

18.	Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

19.	Expenses

Whether or not the Offering is completed or this Agreement is terminated, the Company will be responsible for all expenses of or incidental to the issue, sale and delivery of the Shares and all expenses of or incidental to all other matters in connection with the Offering pursuant to the Offering Documents (including any amendments or supplements to the foregoing) incurred by the Company including, without limitation, (a) Canadian Securities Regulators and SEC filing fees and U.S. and Canadian stock exchange fees, as applicable; (b) printing, copying, messenger and delivery expenses; (c) expenses incurred in connection with any roadshow and marketing activities, including, without limitation, expenses associated with the preparation or dissemination of any road show; (d) reasonable fees, expenses and disbursements of legal counsel to the Company in all relevant jurisdictions; (e) reasonable fees, expenses and disbursements of the Company’s auditor, including the expenses of any special audits or comfort letters; (f) translation expenses; (g) all filing fees and reasonable and documented expenses, attorneys’ fees and expenses incurred by the Underwriters in connection with any required review and qualification of the Offering by FINRA, such fees and expenses, together with the amount of any fees and expenses incurred under clause (h), not to exceed US$10,000; (h) all filing fees and reasonable documented attorneys’ fees and expenses incurred by the Underwriters in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Shares for offer and sale under the ‘Blue Sky’ laws, such fees and expenses, together with the amount of any fees and expenses incurred under clause (g) above, not to exceed US$10,000; (i) the costs and charges of any transfer agent, registrar or depositary and (j) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. It is understood, however, that the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make; except that the Underwriters will be reimbursed by the Company for all such fees, disbursements and expenses, to the extent they are reasonable, if the Offering is not completed other than by reason of material breach of the terms of this Agreement by the Underwriters.

20.	Obligations to Purchase

(a)	Obligation of Underwriters to Purchase

Subject to Section 20(b), the obligation of the Underwriters to purchase the Firm Shares or the Optional Shares, as the case may be, at the Closing Date or the Option Closing Date, as the case may be, shall be several and not joint and each of the Underwriters shall be obligated to purchase only that percentage of the Firm Shares or the Optional Shares, as the case may be, set out opposite the name of such Underwriter below.

CIBC World Markets Inc.	27%
Goldman Sachs & Co. LLC	27%
BMO Nesbitt Burns Inc.	11%
RBC Dominion Securities Inc.	11%
Scotia Capital Inc.	11%
TD Securities Inc.	11%
National Bank Financial Inc.	2%

100.0%

(b)	Purchases by Non-Defaulting Underwriters

If, on the Closing Date or the Option Closing Date, as the case may be, any one or more of the Underwriters fails or refuses to purchase the Shares (other than as a result of validly exercising termination rights under Section 15) that it has or they have agreed to purchase hereunder on such date and the aggregate number of Shares with respect to which such default occurs is not more than one-eleventh of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated, severally and not jointly, on a pro rata basis according to the percentage set forth opposite their respective names in Section 20(a) or in such other proportion as agreed to by the Underwriters, to purchase such Shares. If, on the Closing Date or the Option Closing Date, as the

case may be, any one or more of the Underwriters fails or refuses to purchase the Shares (other than as a result of validly exercising termination rights under Section 15) that it has or they have agreed to purchase hereunder on such date and the aggregate number of Shares with respect to which such default occurs is more than one-eleventh of the aggregate number of Shares to be purchased on such date, each such non-defaulting Underwriter shall have the right to either (i) terminate its obligations under this Agreement, or (ii) proceed with the purchase of its percentage of Firm Shares or Optional Shares, as the case may be, as provided in Section 20(a) or elect to purchase additional Shares and, in such case, the Company shall (subject to the following sentence) sell such Firm Shares or Optional Shares, as the case may be, to such Underwriter in accordance with the terms of this Agreement. In either case, if the amount of such Shares that the non-defaulting Underwriters are willing to purchase exceeds the amount of such Shares that are available for purchase, such Shares shall be divided pro rata among the non-defaulting Underwriters willing to purchase such Shares in proportion to the percentage of Shares which such non-defaulting Underwriters have agreed to purchase as set out in Section 20(a). In the event of a default by any Underwriter as set forth in this Section 20(b), the Closing Date or the Option Closing Date, as the case may be, shall be postponed for such period, not exceeding ten Business Days, in order that the required changes, if any, in the Offering Documents or in any other documents or arrangements may be effected;

(c)	No Obligation to Sell Less than All; Further Liability

Nothing in this Section 20 shall oblige the Company to issue and sell to the Underwriters less than all of the Firm Shares or the Optional Shares, as the case may be. In the event of the termination of the Company’s obligations under this Agreement as a result of the foregoing sentence, there shall be no further liability on the part of the Company to the Underwriters except in respect of any liability which may have arisen or may arise under Sections 16, 17 and 19. Nothing contained in this Agreement shall relieve any defaulting Underwriter of its liability, if any, to the Company or any non-defaulting Underwriter for damages occasioned by its default hereunder.

21.	Survival

The representations, warranties, obligations and agreements, including the indemnification and contribution obligations, of the Company contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Shares shall survive the purchase of the Shares and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Underwriters or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Offering Documents or the distribution of the Shares.

22.	Time; Successors and Assigns

Time is of the essence in the performance of the parties’ respective obligations under this Agreement.

This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and, to the extent provided in Sections 16 and 17 hereof, their respective directors, officers, partners, employees and agents, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No purchaser of any of the Shares from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

23.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Ontario and the federal laws of Canada applicable therein and the parties hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

24.	Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

If to the Company, addressed and sent to:

Cameco Corporation

2121-11th Street West

Saskatoon, Saskatchewan

S7M 1J3

Attention: Sean Quinn, Senior Vice-President, Chief Legal Officer and

Corporate Secretary

E-mail: sean_quinn@cameco.com

with a copy (which shall not constitute notice) to McCarthy Tétrault LLP and Covington & Burling LLP, addressed and sent to:

McCarthy Tétrault LLP

Suite 5300, TD Bank Tower

Box 48, 66 Wellington Street West

Toronto ON M5K 1E6

Attention: Andrew Parker

E-mail: aparker@mccarthy.ca

Covington & Burling LLP

One CityCenter

850 Tenth Street, NW

Washington, DC 20001

Attention: Kerry Shannon Burke; Matthew C. Franker

E-mail: kburke@cov.com; mfranker@cov.com

If to the Underwriters, addressed and sent to:

CIBC World Markets Inc.

161 Bay Street, 7th Floor

Toronto, ON M5J 2S8

Attention: Kay Yoo, Managing Director

E-mail: kay.yoo@cibc.com

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282-2198

Attention: Prospectus Department

E-mail: prospectus-ny@ny.email.gs.com

with a copy (which shall not constitute notice) to Borden Ladner Gervais LLP and Skadden, Arps, Slate, Meagher & Flom LLP, addressed and sent to:

Borden Ladner Gervais LLP

1200 Waterfront Centre

200 Burrard St.

Vancouver, BC, V7X 1T2

Attention: Fred R. Pletcher

E-mail: fpletcher@blg.com

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street

Suite 1750

Toronto, ON M5K 1J5

Attention: Ryan Dzierniejko

E-mail: ryan.dzierniejko@skadden.com

or to such other address as any of the parties may designate by giving notice to the others in accordance with this Section 24. Each notice shall be personally delivered to the addressee or sent by e-mail to the addressee. A notice which is personally delivered or delivered by e-mail shall, if delivered prior to 5:00 p.m. (New York City time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered.

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

25.	Authority of the Joint Bookrunners

The Joint Bookrunners are hereby authorized by each of the other Underwriters to act on its behalf and the Company shall be entitled to and shall act on any notice given in accordance with Section 24 or agreement entered into by or on behalf of the Underwriters by the Joint Bookrunners.

26.	Underwriters’ Activities

Nothing in this Agreement or the nature of the services to be provided by the Underwriters will be deemed to create a fiduciary or agency relationship between any of the Underwriters and the Company or its security holders, creditors, employees or any other person, as applicable. The Company acknowledges and understands that: (a) the Underwriters may act as traders of, and dealers in, securities both as principal and on behalf of clients and that in the ordinary course of its trading and dealing activities, any of the Underwriters and their affiliates at any time may hold long or short positions in the securities of the Company or any of its related entities and, from time to time, may have executed or may execute transactions on behalf of such persons; (b) any of the Underwriters may conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to any such person and/or the Offering; and (c) the Underwriters or their affiliates may extend loans or provide other financial services in the ordinary course of business to any such person (collectively, “Bank Business”). The Company agrees not to seek to restrict or challenge the ability of any of the Underwriters or their affiliates to conduct Bank Business.

The Company acknowledges that none of the Underwriters is advising the Company or any other person related to them as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company should consult with its own advisors concerning such matters and be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters have no liability to the Company with respect thereto.

In performing its responsibilities under this Agreement, each of the Underwriters may use the services of its affiliates provided that it will be responsible for ensuring that such affiliates comply with the terms of this Agreement and provided that in the case of any affiliate which is a non-resident for purposes of the Income Tax Act (Canada), such services are not rendered in Canada.

27.	No Advisory or Fiduciary Responsibility

The Company acknowledges and agrees that: (i) the purchase and sale of the Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other; (ii) in connection therewith each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company; (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company with respect to the purchase and sale of the Shares pursuant to this Agreement hereby or any other obligation to the Company except the obligations expressly set forth in this Agreement; and (iv) the Company has consulted or had the opportunity to consult with its own legal and other advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company in connection with the purchase and sale of the Shares pursuant to this Agreement. None of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice or solicitation of any action by the Underwriters with respect to any entity or natural person.

28.	TMX Group

The Company hereby acknowledges that National Bank Financial Inc. or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the TSX Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

29.	Counterparts

This Agreement may be executed by the parties to this Agreement in counterpart and may be executed and delivered by facsimile or by email in portable document (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other similar format and all such counterparts and electronic copies shall together constitute one and the same agreement.

30.	Entire Agreement

The terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters (or any of them) and the Company with respect to the subject matter hereof.

31.	Recognition of the U.S. Special Resolution Regimes.

(a)

In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)

In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)	As used in this section:

(i)	“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(ii)	“Covered Entity” means any of the following:

(1)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(2)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(3)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(iii)	“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(iv)

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

32.	Headings

The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed part of this Agreement.

33.	Judgment Currency

If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the Business Day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars purchased over the sum originally due to such Underwriter or controlling person hereunder.

[The remainder of this page has been left blank intentionally.]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this Agreement where indicated below and returning the same to the Joint Bookrunners upon which this Agreement as so accepted shall constitute an agreement among us.

CIBC WORLD MARKETS INC.

By:	/s/ Kay Yoo
Name: Kay Yoo
Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Nicholas Smith
Name: Nicholas Smith
Title: Managing Director

BMO NESBITT BURNS INC.

By:	/s/ Joshua Goldfarb
Name: Joshua Goldfarb
Title: Managing Director, Investment & Corporate Banking

RBC DOMINION SECURITIES INC.

By:	/s/ Phil Wilkinson
Name: Phil Wilkinson
Title: Managing Director

[Signature Page to Underwriting Agreement]

SCOTIA CAPITAL INC.

By:	/s/ Darren Grant
Name: Darren Grant
Title: Managing Director

TD SECURITIES INC.

By:	/s/ Michael Faralla
Name: Michael Faralla
Title: Managing Director

NATIONAL BANK FINANCIAL INC.

By:	/s/ Greg Doyle
Name: Greg Doyle
Title: Director, Investment Banking

[Signature Page to Underwriting Agreement]

The foregoing offer is accepted and agreed to as of the date first above written.

CAMECO CORPORATION

By:	/s/ Grant E. Isaac
	Name:	Grant E. Isaac
	Title:	Senior Vice President and Chief Financial Officer

By:	/s/ Sean A. Quinn
	Name:	Sean A. Quinn
	Title:	Senior Vice President, Chief Legal Officer and Corporate Secretary

[Signature Page to Underwriting Agreement]

SCHEDULE A

FORM OF LOCK-UP AGREEMENT

October 12, 2022

CIBC World Markets Inc.

Goldman Sachs & Co. LLC.

(collectively, the “Joint Bookrunners”, as representatives of the several underwriters named in the Underwriting Agreement (the “Underwriters”))

c/o

CIBC World Markets Inc.

161 Bay Street, 5th Floor

Toronto, ON M5J 2S8

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282-2198

Ladies and Gentlemen:

The undersigned understands that the Underwriters propose to enter into an underwriting agreement (the “Underwriting Agreement”) with Cameco Corporation (the “Company”) providing for the public offering (the “Offering”) of common shares of the Company (“Common Shares”). The undersigned understands that it is a condition of the completion of the purchase of Common Shares pursuant to the Underwriting Agreement that certain directors and officers of the Company enter into an agreement in the form of this agreement. The undersigned acknowledges that the Underwriters are relying on the covenants of the undersigned contained in this agreement in having decided to participate in the Offering and to enter into the Underwriting Agreement with the Company with respect to the Offering.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the period beginning on the date hereof and ending 45 days from the closing date of the Offering (the “Restricted Period”), the undersigned will not, and will not cause or direct any of its affiliates to, directly or indirectly, without the prior written consent of any of the Joint Bookrunners, on behalf of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed:

(a)

offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any Common Shares, or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for or that represent the right to receive Common Shares (such options, warrants or other securities, collectively, “Derivative Instruments”) that are now owned or hereafter acquired by the undersigned; or

(b)

engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Common Shares or Derivative Instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Shares or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a “Transfer”);

(c)	make any demand for or exercise any right with respect to the registration for resale of any Common Shares or Derivative Instruments; or

(d)	agree to or publicly announce any intention to do any of the foregoing things.

The foregoing paragraph shall not apply to:

(a)

bona fide gifts or other transfers by will, other testamentary document or intestate succession to the immediate family of the undersigned, provided the recipient thereof agrees in writing for the benefit of the Underwriters to be bound by the terms of this agreement for the remainder of the Restricted Period;

(b)	transfers pursuant to a qualified domestic relations order or in connection with a divorce settlement;

(c)

dispositions to any trust solely for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned or to any beneficiary thereof, provided that such trust or beneficiary agrees in writing for the benefit of the Underwriters to be bound by the terms of this agreement for the remainder of the Restricted Period;

(d)

the “net” exercise of awards with the Company pursuant to any employee, executive or director incentive compensation arrangement of the Company and otherwise in accordance with the terms and conditions of the benefit plans described in the Registration Statement, Time of Sale Prospectus and Final Offering Documents, provided that no public sale of any Common Shares underlying such awards occurs during the Restricted Period; or

(e)

transfers pursuant to a bona fide third-party take-over bid made to all shareholders of the Company, a plan of arrangement or amalgamation involving a change of control of the Company, or similar acquisition or business combination transaction; provided, that in the event that such take-over bid, plan of arrangement or amalgamation, or acquisition or business combination transaction is not completed, any Common Shares, as applicable, held by the undersigned shall remain subject to the restrictions contained in this agreement.

For purposes of this agreement, “immediate family” shall mean the undersigned and each parent (whether by birth or adoption), spouse, or child (including any step-child) or other descendants (whether by birth or adoption) of the undersigned, each spouse of any of the aforementioned persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned persons, and each legal representative of such individual or of any aforementioned persons (including, without limitation, a custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a person shall be considered the spouse of an individual if such person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual.

This agreement shall automatically terminate and be of no further effect upon the earliest to occur, if any, of: (i) the Company advises the Joint Bookrunners in writing, prior to the execution of the Underwriting Agreement, that it has determined not to with the Offering; (ii) the Underwriting Agreement is executed but is terminated (other than the provisions thereof that survive termination) prior to payment for and delivery of the Common Shares to be sold thereunder; and (iii) October 23, 2022, in the event that the Underwriting Agreement has not been executed before that date.

The obligations of the undersigned under this agreement may be waived in writing in whole or in part by each of the Joint Bookrunners, on behalf of the Underwriters.

The undersigned acknowledges and agrees that none of the Underwriters has made any recommendation or provided any investment or other advice to the undersigned with respect to this agreement or the subject matter hereof, and the undersigned has consulted its own legal, accounting, financial, regulatory, tax and other advisors with respect to this agreement and the subject matter hereof to the extent the undersigned has deemed appropriate. The undersigned further acknowledges and agrees that, although the Joint Bookrunners and the other Underwriters may be required or choose to provide certain Regulation Best Interest or Form CRS disclosures to you in connection with the Offering, the Joint Bookrunners and the other Underwriters are not making a recommendation to you to enter into this agreement, and nothing set forth in such disclosures is intended to suggest that the Joint Bookrunners or any Underwriter is making such a recommendation.

This agreement may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Capitalized terms used but not defined herein shall have the meanings given to them in the Underwriting Agreement.

This agreement shall be governed by and construed in accordance with the laws in force in the Province of Ontario and the federal laws of Canada applicable therein and the parties hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this agreement. This undersigned understands that this agreement is irrevocable and will be binding on the undersigned and its successors, heirs, personal representatives and assigns, and will enure to the benefit of the Underwriters and their legal representatives, successors and permitted assigns.

[Signature Page Follows]

DATED                    , 2022

Name (please print)

Signature

SCHEDULE B

TIME OF SALE PROSPECTUS

1.	Pricing Terms

(a)	The Company is selling 29,615,000 Common Shares.

(b)	The Company has granted an option to the Underwriters, severally and not jointly, to purchase up to an additional 4,442,250 Optional Shares.

(c)	The public offering price per Common Share will be US$21.95.

2.	Free Writing Prospectuses

The final term sheet, dated October 11, 2022.

The investor presentation, dated October 11, 2022.

B-1

SCHEDULE C

LOCK-UP PARTIES

Ian Bruce

Leontine Atkins

Daniel Camus

Donald Deranger

Catherine Gignac

Tim Gitzel (CEO and President)

Jim Gowans

Kathryn Jackson

Don Kayne

Grant Isaac (CFO)

Sean Quinn (CLO)

Brian Reilly (COO)

Alice Wong (CCO)

C-1